Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations ("NI 51‐102"), HIVE Blockchain Technologies Ltd. (the "Corporation") is only required to deliver annual and interim financial statements and the related Management’s Discussion & Analysis ("MD&A") to a person or company owning common shares (“Holders”) of the Corporation who requests them.

If you wish to receive printed copies of the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the return form (the "Return Form") on the back of this page. Please forward the completed Return Form to the Corporation at the following address or by fax at:

WeWork c/o HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, British Columbia

V7X 1M8

Fax: (604) 609‐6145

The Corporation reserves the right, in its discretion, to choose to send the annual / interim financial statements and MD&A, either to all registered holders, or to all registered holders and beneficial owners who are identified under NI 51-102 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or to otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 51‐102 in respect of such financial statements and MD&A. Notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements and related MD&A, you should complete and return the Return Form to the Corporation.

Please note that a new Return Form will be mailed each year. This Return Form is a request to receive:

(i) annual financial statements and MD&A for the fiscal year ending March 31, 2021; and/or

(ii) interim financial statements and MD&A which the Corporation may send to securityholders in 2021 and any other period prior to the Corporation sending a new return form.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s SEDAR profile at www.sedar.com or on the Corporation’s website at www.HIVEblockchain.com

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(COMPLETE AND RETURN THIS FORM)

RETURN FORM

HIVE Blockchain Technologies Ltd. (the “Corporation”)

If you would like to receive financial statements and MD&A by email, please provide us with your email address and sign below:

(Please mark the appropriate box with an “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and:

(a)	hereby requests that the Corporation send the undersigned a copy of the Annual Financial Statements for the fiscal year ended March 31, 2021 and the related MD&A; and/or	☐

(b)

hereby requests that the Corporation send the undersigned a copy of the Interim Financial Statements and the related MD&A for all fiscal quarters in 2021 and any subsequent quarters before a new Return Form is sent by the Corporation.

☐

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the Corporation send the undersigned a copy of the Annual Financial Statements for the fiscal year ended March 31, 2021 and the related MD&A; and/or	☐

(b)	hereby requests that the Corporation send the undersigned a copy of the Interim Financial Statements and related MD&A for all fiscal quarters in 2021 and any subsequent quarters before a new Return Form is sent by the Corporation.	☐

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:
(please print)

Address:

Postal/Zip Code

Signature:		Date:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAME AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.

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www.HIVEblockchain.com